Craig F. Arcella
carcella@cravath.com
+1-212-474-1024
New York
October 16, 2024
Revelyst, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed October 8, 2024
File No. 333-276525
Dear Ms. O’Shanick:
Revelyst, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of Vista Outdoor Inc. (“Vista Outdoor”), has filed today this letter and Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the U.S. Securities and Exchange Commission (the “SEC”). This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated October 15, 2024 (the “Comment Letter”), relating to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on October 8, 2024.
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in the Company’s responses but not defined herein have the meanings given to such terms in, all section references in the Company’s responses are to sections of, and all references to page numbers in the Company’s responses are to pages of, the Amended Registration Statement, in each case unless otherwise specified.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed on October 8, 2024
Cover Page
1.Where you indicate that Revelyst will be publicly listed on the New York Stock Exchange, please also state that such listing will only be active until the completion of the sale to SVP.
Response: In response to the Staff’s comment, the Company has revised the cover page and pages 2, 5-6, 26, 60, 78, 94, 231 and 401 of the prospectus.

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If you have any questions or comments with respect to this response letter, please do not hesitate to contact me by telephone at (212) 474-1024 or by email at carcella@cravath.com or Ana Choi by telephone at (212) 474-1192 or by email at achoi@cravath.com.

Very truly yours,

/s/ Craig F. Arcella
Craig F. Arcella

Jenny O’Shanick
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001
VIA EDGAR
Copy to:

Jung Choi, General Counsel
Jung.Choi@revelyst.com
Revelyst, Inc.
P.O. Box 1411
Providence, RI 02901
VIA E-MAIL